SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 11)

(Rule 13d-101)

Under the Securities Exchange Act of 1934

IMAGEWARE SYSTEMS, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

45245S108

(CUSIP NUMBER)

Taki Vasilakis

130 Main St. 2nd Floor

New Canaan, CT 06840

(203) 308-4440

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 13, 2022

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box ☐.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 45245S108	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nantahala Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 236,528,689
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 236,528,689

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 236,528,689
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.1%
14	TYPE OF REPORTING PERSON* IA, OO

CUSIP No. 45245S108	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wilmot B. Harkey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 236,528,689
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 236,528,689

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 236,528,689
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.1%
14	TYPE OF REPORTING PERSON* HC, IN

CUSIP No. 45245S108	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Daniel Mack
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 236,528,689
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 236,528,689

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 236,528,689
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.1%
14	TYPE OF REPORTING PERSON* HC, IN

CUSIP No. 45245S108	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nantahala Capital Partners II Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 42,492,133
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 42,492,133

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,492,133
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D

This filing constitutes (i) Amendment No. 11 (“NCM Amnd. No. 11”) to the statement of beneficial ownership relating to Common Stock, $0.01 par value (the “Common Stock”), of ImageWare Systems, Inc., a Delaware corporation (the “Issuer”) on Schedule 13D filed by Nantahala Capital Management, LLC, a Massachusetts limited liability company (“Nantahala”), and Mr. Wilmot B. Harkey and Mr. Daniel Mack, the principals of Nantahala (the “Principals”) on July 15, 2020 (the “Initial Schedule 13D”), as previously amended by Nantahala and the Principals through the filing of:

NCM Amendment	Date Filed
“NCM Amnd. No. 1”	August 28, 2020
“NCM Amnd. No. 2”	October 1, 2020
“NCM Amnd. No. 3”	October 15, 2020
“NCM Amnd. No. 4”	November 19, 2020
“NCM Amnd. No. 5”	March 8, 2021
“NCM Amnd. No. 6”	April 12, 2021
“NCM Amnd. No. 7”	June 10, 2021
“NCM Amnd. No. 8”	October 7, 2021
“NCM Amnd. No. 9”	January 6, 2022
“NCM Amnd. No. 10”	June 9, 2022

(the Initial Schedule 13D, as amended previously and by this NCM No. 11, this “Schedule 13D/A”), and (ii) Amendment No. 7 (“NCP II Amnd. No. 7”) to the initial Schedule 13D filing by Nantahala Capital Partners II Limited Partnership (“NCP II”) filed as part of “NCM Amnd. No. 4” on November 19, 2020, and previously amended as outlined below:

NCP II Amendment	Date Filed	Included as part of
“NCP II Amnd. No. 1”	March 8, 2021	“NCM Amnd. No. 5”
“NCP II Amnd. No. 2”	April 12, 2021	“NCM Amnd. No. 6”
“NCP II Amnd. No. 3”	June 10, 2021	“NCM Amnd. No. 7”
“NCP II Amnd. No. 4”	October 7, 2021	“NCM Amnd. No. 8”
“NCP II Amnd. No. 5”	January 6, 2022	“NCM Amnd. No. 9”
“NCP II Amnd. No. 6”	June 9, 2022	“NCM Amnd. No. 10”

Nantahala, the Principals, and NCP II are referred to herein as the “Reporting Persons.” Except as specifically amended by this NCM Amnd. No. 11, the Initial Schedule 13D, as previously amended, remains unchanged. Capitalized terms used but not defined herein shall have the respective meanings defined in the Initial Schedule 13D.

Nantahala and the Principals previously filed a Schedule 13G as Reporting Persons with respect to the Common Stock of the Issuer, as most recently amended with the Securities Exchange Commission on February 14, 2020, reporting that the Reporting Persons beneficially owned 9.5% of the issued and outstanding shares of Common Stock.

Item 3.	Source and Amount of Funds

Item 3 is hereby supplemented by incorporation of the disclosure set forth in Item 5(c) of this NCM Amnd. No. 11.

Item 4.	Purpose of the Transaction

Item 4 is hereby supplemented by the addition of the following:

See the disclosure regarding the Exchange Agreement in Item 6 of this Amendment, which is incorporated herein.

Item 5.	Interest in Securities of the Issuer

Items 5(a), 5(b), and 5(c) are hereby amended and restated as follows:

(a) and (b) The aggregate percentages of Common Stock beneficially owned by the Reporting Persons are based upon 347,962,742 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of May 20, 2022 as reported by the Issuer on Form 10-Q filed May 23, 2022, plus 227,752,999 shares of Common Stock that would be issued upon the conversion of Series D Preferred Stock held by the Nantahala Investors, which additional shares of Common Stock are deemed outstanding for the purposes hereof by Rule 13d-3(d)(1).

Nantahala, as the investment adviser of the Nantahala Investors, may be deemed to have shared voting and investment power over and to beneficially own the 8,775,690 shares of Common Stock held by the Nantahala Investors and the 227,752,999 shares of Common Stock issuable upon the conversion of the Series D Preferred Stock, representing approximately 41.1% of the issued and outstanding shares of Common Stock of the Issuer.

In addition, Mr. Harkey and Mr. Mack, as principals of Nantahala, the investment adviser of the Nantahala Investors, may also be deemed to have shared voting and investment power over and to beneficially own the 236,528,689 shares of Common Stock beneficially owned by Nantahala, representing approximately 41.1% of the issued and outstanding shares of Common Stock of the Issuer.

NCP II may be deemed to beneficially own 1,281,131 of these shares of Common Stock held by it and 41,211,002 of the shares of Common Stock issuable upon the conversion of the Series D Preferred Stock held by it. Nantahala exercises investment and voting power over these shares, and NCP II disclaims beneficial ownership of these shares.

(c) On June 30, 2022, the Nantahala Investors received 154 shares of Series D Preferred Stock from the Issuer as a dividend payment on shares of the Series D Preferred Stock. NCP II received 28 of these shares of Series D Preferred Stock. On July 13, 2022, the Nantahala Investors agreed to exchange 150 shares of Series D Preferred in connection with the Second Amendment to the Term Loan and Security Agreement, as further described in Item 6.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby supplemented by the addition of the following:

On July 13, 2022 (the “Effective Date”), Nantahala Investors (including NCP II) entered into a Second Amendment to the Term Loan and Security Agreement (as amended and supplemented, the “Amended Loan Agreement”) with the Issuer. Pursuant to the Amended Loan Agreement, Nantahala Investors (i) increased the Maximum Draw Amount (as defined in the Amended Loan Agreement) by $150,000, so that the Issuer could draw an additional $150,000 (the “Additional Draw”) under the credit facility (the “Credit Facility”), and (ii) provided a continued waiver of the Minimum Cash Threshold (as defined in the Amended Loan Agreement) through the Effective Date.

The Amended Loan Agreements provides for, among other things: (i) the payment to Nantahala Investors of fees in the amount of $50,000 (the “PIK Fees”), to be paid-in-kind by increasing the total outstanding principal amount under the Credit Facility (collectively, the “Loans”); (ii) the accrual, as following July 5, 2022, of interest on all Loans under the Credit Facility at the Default Rate (as defined in the Amended Loan Agreement); and (iii) the exchange of certain shares of the Issuer’s Series D Convertible Preferred Stock, par value $0.01 per share (“Series D Preferred”), held by Nantahala Investors, with a stated value equal to $150,000 (plus all accrued and unpaid dividends on such shares of Series D Preferred), for additional Loans under and pursuant to the terms of the Amended Loan Agreement. As a result, the aggregate principal amount due and owing to Nantahala under the Amended Loan Agreement as of the Effective Date is approximately $5,995,465, payable on or before December 29, 2022.As further consideration for the Additional Draw, the Issuer agreed to: (i) appoint a new officer with the exclusive power and authority to, among other things, manage, merger and acquisitions, the sale of any material assets, and financings on behalf of the Issuer (the “Specified Officer”); (ii) deliver certain cash flow forecasts to Nantahala Investors; and (iii) raise certain additional capital, in each case as more fully set forth in the Amended Loan Agreement.

The Amended Loan Agreement can be found in its entirety as an exhibit to the 8-K filed by ImageWare Systems, Inc., as described in Exhibit E of this Amendment.

Item 7.	Materials to be Filed as Exhibits

Item 7 is hereby supplemented by the addition of the following exhibit:

Exhibit E	Second Amendment to the Loan and Security Agreement dated, dated July 13, 2022, among ImageWare Systems, Inc., and certain funds and separate accounts managed by Nantahala Capital Management, LLC (incorporated by reference to Exhibit 10.1 to the ImageWare Systems, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on July 15, 2022).

Signatures

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 15, 2022

NANTAHALA CAPITAL MANAGEMENT, LLC

By:	/s/ Taki Vasilakis
Taki Vasilakis
Chief Compliance Officer

NANTAHALA PARTNERS II LIMITED PARTNERSHIP

By: Nantahala Capital Management, LLC
Its General Partner

By:	/s/ Taki Vasilakis
Taki Vasilakis
Chief Compliance Officer

/s/ Wilmot B. Harkey
Wilmot B. Harkey

/s/ Daniel Mack
Daniel Mack